[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

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(202) 274-2007	nquint@luselaw.com
July 29, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Todd K. Schiffman, Esq. Mail Stop 4720

Re:	Northfield Bancorp, Inc. Northfield Bank Employee Savings Plan Registration No. 333-165532 Registration Statement on Form S-1

Dear Mr. Schiffman:
     On behalf of Northfield Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated June 30, 2010, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the original filing.
General
1.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

The logo and map have been included in the Prospectus included in the Amended S-1.

2.	Confirm that you will distribute this prospectus with each proxy statement distributed to depositors and borrowers who will vote on the plan of reorganization and stock issuance.

Securities and Exchange Commission
July 29, 2010

The Company confirms that it will distribute the prospectus with each proxy statement distributed to all depositors and borrowers who will vote on the plan of reorganization and stock issuance.

3.	In the next amendment, fill-in the blanks in the beneficial ownership table on page 141 and the subscriptions by directors and executive officers on page 143.

Pages 151 and 153 have been revised, as requested.
How We Intend to Use the Proceeds From the Offering, Page 7
4.	Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning acquisitions, dividends, share repurchases, new branches, new lending or investment activities, or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Page 8 (in summary form) and page 39 (in more detail) have been revised, as requested.
Market for the Common Stock, page 33
5.	Please advise us of the status of your application for trading on the Nasdaq Global Select Market.

For purposes of listing on the Nasdaq Global Select Market, the Company is deemed to be a substitute issuer for Northfield Bancorp, Inc., the existing publicly traded stock holding company. To complete this substitution, Nasdaq does not require a formal listing application. Instead, the Company intends to file a “Notification Form: Substitute Listing Event” no later than 15 days prior to the completion of the conversion.
Part II
Exhibit 8.1
Exhibit 8.2
6.	Please file signed and dated opinions in the next amendment.

Signed and dated opinions have been included in the Amended S-1.
* * * * *

Securities and Exchange Commission
July 29, 2010

     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,
/s/ Ned Quint
Ned Quint

Enclosures

cc:	Jessica Livingston, Esq. John W. Alexander, Chairman, President and Chief Executive Officer Eric Luse, Esq.

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